

Ben Ellis, CFA · 3rd

Chief Financial Officer at C-Combinator

Boston, Massachusetts, United States · **Contact info**

500+ connections

 C-Combinator

 Dalhousie University

Message   (**More**)

Experience



Chief Financial Officer
C-Combinator · Full-time
Jan 2020 – Present · 1 yr 7 mos
Greater Boston Area

To deliver market-based profitable solutions that substantially impact climate issues and enhance biodiversity in seas and soils.



Senior Vice President
Phoenix Revolution
Apr 2018 – Jan 2020 · 1 yr 10 mos
Greater Boston Area

Phoenix Revolution is a desalination and wastewater treatment technology company the delivers reliable and cost effective solutions to their customers. The technology is new, globally patented, and has received third party validated results that well exceed their closest competitors.



Tetrem Capital Management
7 yrs 1 mo

Portfolio Manager
Nov 2015 – Aug 2017 · 1 yr 10 mos
Boston

- Member of three-person portfolio management team responsible for managing $3.6B in institutional and high net worth assets.
- Primary responsibility was day-to-day oversight of the Tetrem US Equity Value Fund ($1.6B in AUM) and Tetrem US Dividend Growth Fund ($11 million in AUM, Morningstar 5-star ra ...see more

Equity Analyst
Aug 2010 – Oct 2015 · 5 yrs 3 mos
Greater Boston Area

- Bottom-up fundamental analyst focused on value investing.
- Performed research, analysis and provided recommendations based on Tetrem's proprietary investment process pertaining to the following US and Canadian sectors: Consumer Discretionary, Consumer Staples, Financials, Industrials, Healthcare and Information Technology.   ...see more



Associate
BSE Management, LLC (Oceanwood Private Equity Afiliate)
Apr 2009 – Apr 2010 · 1 yr 1 mo
Boston, Massachusetts

- One of five acquisition team members focused on recommending failed bank transactions to the investment committee of a projected $2B private equity firm.



Associate
Oceanwood Capital Management
Mar 2007 – Mar 2009 · 2 yrs 1 mo

- Part of a seven-member investment team; worked with partners in recommending long and short investment opportunities based on fundamental and technical valuation analysis for inclusion in a $1.8B event-drive hedge fund.

Education



Dalhousie University
Bachelor's degree, History
2002 – 2006



Trinity College School

Licenses & certifications



CFA Charterholder
CFA Institute

Skills & endorsements

Equities · 9
Michael Reisman and 8 connections have given endorsements for this skill

Investments · 8
Mark Sue and 7 connections have given endorsements for this skill

Financial Analysis · 3
David Driben and 2 connections have given endorsements for this skill

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Interests

 US Environmental Protection Agency (EPA
267,246 followers

 The Boston Company Asset Management
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 Trinity College School Alumni
1,221 members

 Impact Entrepreneur
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 MFS Investment Management
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 Columbia Threadneedle Investments, US
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